Exhibit 99.4

FORTUNA SILVER MINES INC.

CERTIFICATE OF OFFICER

TO:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent Securities, Consumer, Corporate and Insurance Services Division, Office of the Attorney General (Prince Edward Island)

RE:	Abridging Time Pursuant to National Instrument 54-101 – Communication With Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101")

Pursuant to subsection 2.20(c) of NI 54-101 and in connection with the annual and special meeting of holders of common shares of Fortuna Silver Mines Inc. (the "Company") scheduled to be held on June 28, 2021 (the "Meeting"), the undersigned, in their capacity as an officer of the Company, and not in their personal capacity and without personal liability, hereby certifies that the Company:

1.	has arranged to have all proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

2.	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in item 1 above; and

3.	is relying upon section 2.20 of NI-54-101 to abridge the time periods prescribed by subsections 2.2(1) and 2.5(1) of NI 54-101 in respect of the Meeting.

The term "proxy-related materials" as used in this certificate shall have the meaning ascribed thereto in NI 54-101.

DATED this 26th day of May, 2021.

FORTUNA SILVER MINES INC.

(signed) “Sally Whittall”
Per:
Name:	Sally Whittall
Title:	Corporate Secretary